Exhibit 99.10

ESL Investments, Inc.

1170 Kane Concourse

Bay Harbor Islands, FL 33154

April 15, 2019

To: Stockholders of Sears Hometown and Outlet Stores, Inc.

Fellow Stockholders:

As you know, on April 5, 2019, Transform Holdco LLC (“Transform”) sent a non-binding proposal to the Board of Directors (the “Board”) of Sears Hometown and Outlet Stores, Inc. (the “Company”) to acquire all of the outstanding shares of the Company not already owned by ESL Investments, Inc. and its affiliates (“ESL”) for a purchase price of $2.25 per share in cash, a 23.6% premium to the volume weighted average price for the previous five trading days ($1.82) through April 5, 2019 (the “Proposal”).

Transform provided the Company with the Proposal after the Company had communicated to ESL that, absent a transaction, the Board was likely to determine to liquidate the Company’s Hometown segment (the “Hometown Business”). ESL owns approximately 58% of the Company’s outstanding stock and strongly disagrees with any decision by the Board to liquidate the Hometown Business. We believe any such decision would significantly diminish the Company’s value and create significant risk should the Outlet segment’s recent one-year profit performance prove ephemeral.

Any decision to liquidate the Hometown Business would also negatively affect many of the Company’s other stakeholders, including the many Hometown owners and their families, who have supported the Company for more than 25 years, along with their employees and the communities that they serve. Transform emphasized that these owners have a vested interest in seeing the Hometown business remain operating and that, as a new owner, Transform would make investments, including subsidies in the short term, to preserve the network of Hometown Stores and encourage these long time owners to continue to operate their businesses.

Despite Transform’s engagement with the Board and its special committee, the parties were unable to reach agreement on terms for a negotiated transaction. The special committee proposed a price of $9.50 per share, and we were informed that unless agreement was reached on a transaction by today, it was expected that the Board would vote to liquidate the Hometown Business by this afternoon.

As we strongly disagreed with this decision and saw no hope of Transform reaching agreement with the special committee on a transaction given its unrealistic proposal, we decided today to replace two of the directors with individuals that we hope, together with the remaining directors, will listen to the views of the Company’s stockholders and consider additional paths forward for the Company. We removed William K. Phelan and David B. Robbins and replaced them with the following individuals:

Alberto Franco

John Tober

We also have amended the Company’s bylaws today to ensure that any decision to liquidate the Hometown segment could only be made after proper notice to stockholders and further deliberation and consideration by the Board. The bylaw amendment requires that any such decision can only be made if voted upon by the Board in two meetings at least 30 business days apart with the support of at least of 90% of the directors then in office.

We encourage the Board to consider alternatives to a liquidation of the Hometown Business. We also expect that we will propose that Transform and the Company cooperate to reduce their collective cost structure, including by sharing technology and other operational resources. Any transactions between the Company and Transform would be approved by a committee of independent directors of the Board, and would be on arm’s length terms. We also encourage the Board to consider whether the Company should terminate its NASDAQ listing and the registration of its common stock under the Securities Exchange Act of 1934. We believe that such steps would provide significant cost savings to the Company.

We look forward to engaging with the Board and other stockholders of the Company in evaluating the best path forward for the Company.

Best regards,

/s/ Edward S. Lampert
Edward S. Lampert
Chairman and Chief Executive Officer
ESL Investments, Inc.